

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Jeffrey Chi
Chief Executive Officer
Vickers Vantage Corp. I
1 Harbourfront Avenue, #16-06
Keppel Bay Tower, Singapore 098632
Singapore

> **Re: Vickers Vantage Corp. I**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 13, 2022**
> **File No. 333-264941**

Dear Dr. Chi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Cover Page

1.  Please revise your cover page disclosure to state that for as long as Sorrento owns any shares of New Scilex Series A Preferred Stock, it will have the right to designate each director to be nominated, elected or appointed to the New Scilex Board, as indicated throughout the prospectus. Please also revise to state that the Series A Preferred Stock will have a liquidation preference, that New Scilex will be prohibited from taking certain actions without the consent of Sorrento and provide a cross-reference to the portion of the prospectus where these provisions are fully described.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Vickers, page 198

2.     Please expand your discussion and analysis of Vickers' results of operations and liquidity and capital resources to include the annual periods provided in addition to the interim periods.  Refer to Item 14 of Form S-4 and Item 303(b) of Regulation S-K for guidance.

Unaudited Pro Forma Condensed Combined Financial Information
Note 5 - Net Income (Loss) per Share, page 292

3.     Please provide the disclosures regarding the impact of the New Scilex Series A Preferred Stock to the calculation of basic and diluted net loss per share.  Refer to ASC 260-10-50-1 for guidance.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Joan Guilfoyle, Esq.